Exhibit 99.1

Hebron Announces Results of Independent Investigation Refuting Recent Allegations

SHANGHAI and WENZHOU, China, July 31, 2020 /PRNewswire/ -- Hebron Technology Co., Ltd. (“Hebron” or the “Company”) (Nasdaq: HEBT), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced the key findings and determinations made upon the conclusion of an independent investigation conducted by White & Case LLP (“White & Case”), which refuted certain allegations raised in a short seller’s report dated June 3, 2020.

White & Case’s investigation is based on the information and materials provided by the Company and relevant individuals. Because of time constraints and at instructions of the Independent Committee, White & Case did not conduct any forensic accounting review and testing for this investigation. White & Case has concluded based on the evidence collected and the information provided by interviewees that none of the three transactions specified in the short seller’s report qualified as related party transactions requiring disclosure under the applicable standard.

Allegations regarding the private placement sale of shares

●	The short report alleges that HEBT’s private placement of shares in December 2019 was an undisclosed related party transaction because the directors of the two institutional investors Jupiter Trading Co., Ltd (BVI) (“Jupiter”) and Loong Fang Trading Co., Ltd (BVI) (“Loong Fang”) have certain connections with HEBT’s largest shareholder Bodang LIU.

●	White & Case determined that there was no evidence to substantiate the claim that the institutional investors are related parties to Hebron. In particular, White & Case found no evidence suggesting that Xuezhen DU or Shan JIANG are key management personnel of Hebron, or that they are individuals who own sufficient voting power over Hebron to exercise significant influence over the company. Furthermore, White & Case found no evidence suggesting that Jupiter or Loong Fang qualified as related parties to Hebron under any of the related party definitions applicable to corporate entities.

Allegations regarding the Beijing Hengpu transaction

●	The short seller’s report alleged that the acquisition of Beijing Hengpu by Hebron was an undisclosed related party transaction because of the alleged connections of Xiaoyun HUANG (as the legal representative of Beijing Hengpu) and Peng JIANG (as the director of Beijing Hengpu) to Bodang LIU.

●	White & Case determined that all of these purported connections were either unsubstantiated or were insufficient to establish a related party relationship. For example, White & Case determined, based on the evidence reviewed, that Xiaoyun HUANG left his position at Beijing Hengpu more than a year before the acquisition and that he is only listed as the company’s legal representative in Beijing Hengpu’s corporate records due to certain government regulatory policies that have temporarily prohibited the company from changing its registration information. It was also determined that HUANG’s 20% shareholding in Beijing Hengpu was insufficient to qualify him as a related party given that he contractually turned over his voting and control rights two years before the acquisition and thus was incapable of exercising substantial influence over Beijing Hengpu. Additionally, White & Case found that Peng JIANG’s purported connections to Beijing Hengpu and certain companies affiliated with Bodang LIU were insufficient to establish a related party relationship because White & Case did not find any evidence demonstrating that JIANG exercised control over Beijing Hengpu as a result of his nominee director status.

Allegations regarding the Nami acquisition

●	The short seller’s report alleged that the acquisition of Nami Cayman and related subsidiaries by Hebron was an undisclosed related party transaction because a related company, Shanghai Nami Financial Consulting Co., Ltd (“Nami Shanghai”), is an alter ego of HuiYingJinFu (“HYJF”) (which is operated by Bodang LIU’s company Benefactum Beijing).

●	White & Case reviewed the various factors cited by the short seller report and was not able to substantiate the allegation that Nami Shanghai was an alter-ego of (or related party to) Benefactum Beijing. For example, White & Case determined that the 2018 WeChat article that mistakenly stated that NiSun Shanghai and Nami Shanghai were subsidiary companies was inadvertent and that error was quickly revised a mere six days later.

Hebron stands by its business model, including those of its legacy business as well as its shift towards integrating technology, industry, and finance. As the Company continues to provide innovative comprehensive solutions for governments, financial institutions, small and micro businesses, and individuals in China, it remains firmly committed to compliance, governance, and maximizing shareholder value.

About Hebron Technology Co., Ltd.

Hebron Technology Co., Ltd. (NASDAQ: HEBT) provides innovative comprehensive solutions for governments, financial institutions, small and micro businesses, and individuals in China by integrating technology, industry, and finance. Through its subsidiaries, the Company provides fintech services, consulting services, business services, and intermediary services to clients in a variety of industries. Its innovations include an open fintech ecosystem for financial institutions, a government credit system, an efficient capital liquidity system for the agriculture sector, and financial advisory intermediary services. Hebron’s technology-driven model deepens the link between industry and finance, serving the real economy and capturing opportunities in the new technology era. For more information, please visit http://ir.xibolun.com/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Hebron’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business both in legacy and new segments, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Hebron encourages you to review other factors that may affect its future results in Hebron’s registration statement and in its other filings with the Securities and Exchange Commission. Hebron assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contacts:

Hebron Technology Co., Ltd.

Investor Relations

Shaokang (Ken) Lu

Tel: +86 (21) 2357-0055

Email: lushaokang@cnisun.com

ICR, LLC

Tel: +1 203 682 8233

Email: hebron@icrinc.com